Exhibit 12.1

Chesapeake Corporation

Computation of Ratio of Earnings to Fixed Charges

(in millions, except for ratio of earnings to fixed charges)

	Fiscal Years Ended On
	12/28/03	12/29/02	12/30/01	12/31/00	12/31/99

Earnings:
Pre tax income from continuing operations before
adjustment for minority interests in consolidated
subsidiaries or income/loss from equity investees	32.0	26.5	15.5	16.7	76.0
Fixed charges	46.2	48.6	44.2	44.8	38.3
Pre tax losses of equity investees	-	-	(0.4)	(0.6)	-
	---------	---------	---------	---------	----------
	78.2	75.1	59.3	60.9	114.3

Less capitalized interest	(1.0)	(0.1)	-	-	-
Less minority interest	-	-	(0.1)	(0.3)	-
	---------	---------	---------	---------	----------
Total Earnings	77.2	75.0	59.2	60.6	114.3

Fixed Charges:
Interest expensed and capitalized and amortization
of premiums, discounts and capitalized
expenses related to indebtedness	43.8	46.3	41.7	42.9	37.4
Estimated interest component of rental expense (1)	2.4	2.3	2.5	1.9	0.9
	---------	---------	---------	---------	----------
Total Fixed Charges	46.2	48.6	44.2	44.8	38.3

Ratio of earnings to fixed charges	1.7	1.5	1.3	1.4	3.0

(1) Represents approximately one-third of rent expense which is deemed to represent the interest component of rental payments.